NAVIOS MARITIME CONTAINERS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

November 28, 2018

VIA EDGAR

Donald E. Field

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Navios Maritime Containers Inc.
Registration Statement on Form F-1
File No. 333-225677

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navios Maritime Containers Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Friday, November 30, 2018, or as soon thereafter as practicable.

Please contact Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,
Navios Maritime Containers Inc.

By:	/s/ Chris Christopoulos
Chris Christopoulos
Chief Financial Officer